January 21, 2009

Via EDGAR, Facsimile and FEDEX

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Julia E. Griffith Nicholas Panos Mail Stop 3628

Re:	ShoreTel, Inc.
Amendment No. 1 to Schedule TO

Dear Ms. Griffith:

On behalf of ShoreTel, Inc. (“ShoreTel”), we are transmitting herewith Amendment No. 1 (the “Amendment”) to the Schedule TO originally filed by ShoreTel with the Securities and Exchange Commission (the “Commission”) on January 2, 2009 (the “Schedule TO”). In this letter, we respond on behalf of ShoreTel to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated January 15, 2009. The numbered paragraphs below correspond to the numbered comments in that letter and the Staff’s comments are presented in bold. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment in paper format, which is marked to show changes from the Schedule TO as initially filed. Capitalized terms used in this letter without definition have the meanings set forth in the Offer to Exchange included as an exhibit to the Schedule TO.

Offer to Exchange – General

1.	We note that you are limiting participation in this tender offer to U.S. employees who hold Eligible Options. Please provide us with a legal analysis explaining why you believe your offer is consistent with the requirement of Rule 13e-4(f)(8)(i). If you are making your offer in reliance on the Commission’s March 21, 2001 Global Exemptive Order, please confirm your eligibility to rely on the Order by advising us why the company meets each of the four conditions specified in the Order.

ShoreTel advises the Staff that it is relying on the Commission’s Order of March 21, 2001 (the “Order”) with respect to compliance with the “all holders”

provision of Rule 13e-4(f)(8)(i) of the Exchange Act. ShoreTel believes it is meets the four conditions specified for the general exemption from Rule 13e-4(f)(8)(i) as follows:

1. ShoreTel is currently eligible to use Form S-8, as it is subject to the reporting requirements of the Exchange Act and has filed all reports required to be filed for the preceding 12 months. All of the options to be exchanged were issued under ShoreTel’s 1997 Equity Incentive Plan or 2007 Equity Incentive Plan (the “2007 Plan”), each of which meets the definition of an “employee benefit plan” under Rule 405 of Securities Act. The options to be granted in exchange for the surrendered options will be granted under the 2007 Plan.

2. ShoreTel is conducting the Offer to Exchange only for compensatory purposes, as the purpose of the offer is to ensure that the current compensatory stock options continue to provide the incentives and retention benefits for employees that were intended when the stock options were originally granted.

3. ShoreTel believes it has disclosed in the Offer to Exchange the essential features of the offer, including a specific section entitled “Risk Factors Related to the Option Exchange Program” that describes risks the offerees should consider in deciding whether or not to accept the offer.

4. ShoreTel believes that except for the exemption provided by the Order, it is otherwise in compliance with the provisions of Rule13e-4.

How does the option exchange program work?

2.	We note your statement that the offer becomes irrevocable, and your statement on page 10 that security holders may withdraw their options only in compliance with section 4. Please amend your disclosure in both places to include a reference to the option holder’s right to withdraw tendered options. In addition, please add additional disclosure to indicate that if the options have not been accepted for payment within forty business days of the January 2, 2009 commencement date, additional withdrawal rights will be available. See Rule 13e-4(f)(2)(ii).

The disclosure has been revised on pages 1 and 10 to the Offer to Exchange in response to the Staff’s comment.

Acceptance of Options for Exchange and Issuance of New Options, page 10

3.	You state that you will accept options for exchange “as promptly as practicable” following expiration. Revise your document throughout to state that you will accept tendered options “promptly” following expiration, in compliance with Rule l4e-l(c).

The disclosure has been revised on page 10, the only page in which the words are used, in response to the Staff’s comment.

Conditions of the Option Exchange Program, page 10

4.	You state in the opening paragraph of this section that the conditions will be triggered if the stated event has occurred “or has been determined by us to have occurred.” You then refer in the conjunction to “our reasonable judgment in any such case,” but it is not entirely clear that you mean reasonable judgment to act as the objective standard for the assertion of the condition. In the absence of any objective criteria for the determination of the existence of a condition, such as a standard of reasonableness, satisfaction or waiver of the conditions in the sole discretion of the bidder may be equated with a waiver of that condition. If you waive a material condition to the offer, there must be five business days remaining prior to expiration. Please revise your offer to clarify your intention to include an objective standard for the assertion or waiver of the conditions.

In response to the Staff’s comment, the disclosure has been revised on page 11 to clarify that the determination by ShoreTel must be in its reasonable judgment.

5.	We note the representation that the bidder may assert the conditions regardless of the circumstances giving rise to such conditions, including action or inaction by the bidder. Please revise to remove the statement that the offer conditions may be triggered through action or inaction by the bidder.

The disclosure has been revised on page 11 in response to the Staff’s comment.

6.	We note disclosure that any determination you make concerning the conditions will be ‘“final and binding upon all persons.” Revise to state, if true, that security holders may challenge the Company’s determinations in a court of competent jurisdiction.

The disclosure has been revised on page 12 in response to the Staff’s comment.

7.	In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. Please expand or revise the following offer conditions accordingly:

•

In the fourth sub-bullet point under the bullet “there has occurred,” you refer to “any limitation, whether or not mandatory, by any governmental, regulatory or administrative agency or authority on, or any event that in our reasonable judgment might affect, the extension of credit by banks or other lending institutions in the United States.” This condition is too broad to afford option holders the ability to determine whether the triggering event has occurred, or to gauge the risk of tendering in light of the condition. Revise to clarify the specific circumstances under which the condition will be triggered.

•

In the fifth sub-bullet point you have included “any significant decrease in the market price of the shares of our common stock or any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the business, condition...operations or prospects of ShoreTel.” Revise to quantify what you mean by “significant” and limit the changes that would trigger the condition to those that option holders might reasonably be expected to discover.

The disclosure has been revised on pages 11 and 12 in response to the Staff’s comment.

8.	Refer to the last comment above. Since it may be difficult for an Eligible Option holder to determine whether one of the events listed in this section has occurred, thus allowing you to terminate the offer, please include an undertaking in your response letter that upon the occurrence of such an event, you will inform option holders how you intend to proceed. To the extent the company allows the offer to lapse and then terminate it, based on an event that occurred at the beginning of the offer period, the company’s decision to have earlier proceeded with the offer is viewed as tantamount to a waiver of that condition.

ShoreTel undertakes to inform eligible option holders when it becomes aware of the occurrence of one of the events specified in Section 6 of the Offer to Exchange as to how it intends to proceed with the Offer to Exchange.

Financial Information, page 14

9.	You appear to have determined that the bidders’ financial information is material and should therefore be included in the offer document pursuant to Item 10 of Schedule TO. Revise to expressly state, if true, that the Schedule TO and/or the Offer to Exchange has incorporated by reference the most recent annual and periodic report. At present, this statement only appears to have been included in the exhibit table. The Item 10 to Schedule TO cross reference, however, refers to sections of the Offer to Exchange where such information has not been explicitly incorporated by reference. To the extent this information is successfully incorporated by reference to satisfy the standards set forth in Item 1010(a) Regulation M-A, please revise Item 9 of the Offer to Exchange to include all of the summary information required by Item 1010(c). Please see Interpretation I.H.7 in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations posted on our website, www.sec.gov. If the information contained in Exhibits 99(a)(l)(C) and (D) have actually been delivered to all option holders, however, the company may elect not to amend the selected financial data it has included on page 13 of the Offer to Exchange.

The disclosure has been revised on page 14 of the Offer to Exchange to specifically incorporate by reference the latest Annual Report on Form 10-K and Quarterly Report on Form 10-Q. In addition, the selected financial information has been revised in response to the Staff’s comment.

Furthermore, ShoreTel hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (650) 335-7631 if the Staff has any additional questions or comments.

Very Truly Yours,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	William Garvey, Esq., -ShoreTel, Inc.